UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Total Voting Rights

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at
close of business
 on
30 January 2009
, the Company had

809,798,609

ordinary shares of 25p
 each admitted to trading. Each ordinary share carries the right to one vote at general meetings.
  The Company does not hold any shares in Treasury.

This figure (
809,
798,609
) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the
provisions
of the Transparency Directive
.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   03 February, 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary